SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 11
                                     TO
                               SCHEDULE 13E-3

                      RULE 13E-3 TRANSACTION STATEMENT
     (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            GLEASON CORPORATION
                              (Name of Issuer)

                            GLEASON CORPORATION
                       TORQUE ACQUISITION CO., L.L.C.
                          TORQUE MERGER SUB, INC.


            JAMES S. GLEASON                        EDWARD J. PELTA
             DAVID J. BURNS                         JOHN W. PYSNACK
            JOHN J. PERROTTI                        GARY J. KIMMET
   JOHN J. PERROTTI AS CUSTODIAN FOR       JOHN J.RPERROTTI AS CUSTODIAN FOR
      JASON PERROTTI UNDER THE              CHRISTINE J. PERROTTI UNDER THE
  NEW YORK UNIFORM GIFT TO MINORS ACT     NEW YORK UNIFORM GIFT TO MINORS ACT
                    (Name of Person(s) Filing Statement)


                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)


                                377339 10 6
                   (CUSIP Number of Class of Securities)

                                -----------

                           EDWARD J. PELTA, ESQ.
               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            GLEASON CORPORATION
                           1000 UNIVERSITY AVENUE
                               P.O. BOX 22970
                         ROCHESTER, NEW YORK 14692
                         TELEPHONE: (716) 473-1000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                  COPY TO:                               AND TO:

            Blaine V. Fogg, Esq.                  David L. Finkelman, Esq.
  Skadden, Arps, Slate, Meagher & Flom LLP      Stroock & Stroock & Lavan LLP
              919 Third Avenue                         180 Maiden Lane
          New York, New York 10022                New York, New York 10038
          Telephone: (212) 735-3000               Telephone:(212) 806-5400

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR
    MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE
     INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE
                           CONTRARY IS UNLAWFUL.

  This statement is filed in connection with (check the appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_| The filing of a registration statement under the Securities Act of 1933.
c. |X|  A tender offer.
d. |_|  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|




                              CALCULATION OF FILING FEE:


            TRANSACTION VALUATION                         Amount of Filing Fee*

                $193,509,856                                     $38,702

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:   $38,702         Filing party: Torque Acquisition Co., L.L.C.
Form or registration no.: Schedule 14D-1  Date filed:   December 15, 1999

======================================================================================



                                 INTRODUCTION

            This Amendment No. 11 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed on December 15, 1999 by Gleason Corporation, a Delaware corporation (the "Company"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, Torque Acquisition Co., L.L.C., a Delaware limited liability company and wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Acquisition Company"), Torque Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Acquisition Company ("Merger Subsidiary"), and certain stockholders of the Company in connection with a joint offer by the Company and Acquisition Company (the "Offer") to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, the supplement thereto, dated February 4, 2000, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. The Company, Acquisition Company, Merger Subsidiary, James S. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward
J. Pelta, John W. Pysnack and Gary J. Kimmet hereby amend and supplement the Schedule 13E-3 as follows:

ITEM 7. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

            In accordance with the Foundation Agreement, pursuant to a letter dated February 23, 2000, the Foundation elected to have 485,000 of its Remaining Shares converted in the Merger into the right to receive the Series A Preferred/Warrant Consideration and to have the rest of its Remaining Shares converted in the Merger into the right to receive the Merger Consideration.


ITEM 17.    MATERIAL TO BE FILED AS EXHIBITS.

            Item 17 is hereby amended and supplemented by the addition of the following exhibits thereto:

(a)(5) Credit Agreement, dated as of February 17, 2000, among Gleason Corporation, The Gleason Works, Gleason Germany (Holdings) GmbH, Gleason Works (Holdings) Limited, Gleason International Marketing Corporation, Various Banks, Bankers Trust Company, as Administrative Agent, Lead Arranger and Book Manager, and The Bank of Nova Scotia, as Syndication Agent (attached as Exhibit
            99.1 to the Form 8-K of Gleason Corporation filed on February 23, 2000, and incorporated herein by reference).

(a)(6) Credit Agreement, dated as of February 17, 2000, among Torque Acquisition Co., L.L.C., Torque Merger Sub, Inc., Various Banks, Bankers Trust Company, as Administrative Agent, Lead Arranger and Book Manager, and The Bank of Nova Scotia, as Syndication Agent (attached as Exhibit 99.2 to the Form 8-K of Gleason Corporation filed on February 23, 2000, and incorporated herein by reference).


                                   SIGNATURE

            After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2000

                                    GLEASON CORPORATION
                                    By:    /s/ Edward J. Pelta
                                           ------------------------------
                                    Name:  Edward J. Pelta
                                    Title: Vice President, General Counsel
                                           and Secretary

                                    /s/ James S. Gleason
                                    -------------------------------------
                                    James S. Gleason

                                    /s/ David J. Burns
                                    -------------------------------------
                                    David J. Burns

                                    /s/ John J. Perrotti
                                    -------------------------------------
                                    John J. Perrotti

                                    /s/ John J. Perrotti
                                    -------------------------------------
                                    John J. Perrotti,
                                    as Custodian for Jason Perrotti
                                    under the New York Uniform Gift to
                                    Minors Act

                                    /s/ John J. Perrotti
                                    -------------------------------------
                                    John J. Perrotti,
                                    as Custodian for Christine J. Perrotti
                                    under the New York Uniform Gift to
                                    Minors Act

                                    /s/ Edward J. Pelta
                                    -------------------------------------
                                    Edward J. Pelta

                                    /s/ John W. Pysnack
                                    -------------------------------------
                                    John W. Pysnack

                                    /s/ Gary J. Kimmet
                                    -------------------------------------
                                    Gary J. Kimmet

                                    TORQUE ACQUISITION CO., L.L.C.
                                    By:    /s/ Sander M. Levy
                                    Name:  Sander M. Levy
                                    Title: President

                                    TORQUE MERGER SUB, INC.
                                    By:    /s/ Sander M. Levy
                                    Name:  Sander M. Levy
                                    Title: President



                                 EXHIBIT INDEX


Exhibit No.Description



(a)(5) Credit Agreement, dated as of February 17, 2000, among Gleason Corporation, The Gleason Works, Gleason Germany (Holdings) GmbH, Gleason Works (Holdings) Limited, Gleason International Marketing Corporation, Various Banks, Bankers Trust Company, as Administrative Agent, Lead Arranger and Book Manager, and The Bank of Nova Scotia, as Syndication Agent (attached as Exhibit
           99.1 to the Form 8-K of Gleason Corporation filed on February 23, 2000, and incorporated herein by reference).

(a)(6) Credit Agreement, dated as of February 17, 2000, among Torque Acquisition Co., L.L.C., Torque Merger Sub, Inc., Various Banks, Bankers Trust Company, as Administrative Agent, Lead Arranger and Book Manager, and The Bank of Nova Scotia, as Syndication Agent (attached as Exhibit 99.2 to the Form 8-K of Gleason Corporation filed on February 23, 2000, and incorporated herein by reference).